                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ---------------------------------

                                Amendment No. 1
                                       TO
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                       ---------------------------------

                             St. Jude Medical, Inc.
                                (Name of Issuer)

                             ST. JUDE MEDICAL, INC.
                      (Name of Person(s) Filing Statement)

                       ---------------------------------

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
             (INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   790849103
                     (CUSIP Number of Class of Securities)

                               KEVIN T. O'MALLEY
                       VICE PRESIDENT AND GENERAL COUNSEL
                             ST. JUDE MEDICAL, INC.
                               ONE LILLEHEI PLAZA
                           ST. PAUL, MINNESOTA 55117
                                 (612) 483-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications
                   on Behalf of the Person Filing Statement)

                       ---------------------------------

                                    Copy to:
                                GARY L. TYGESSON
                              DORSEY & WHITNEY LLP
                             220 SOUTH SIXTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 340-8753

                       ---------------------------------

                               February 12, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                       ---------------------------------

                           CALCULATION OF FILING FEE

================================================================================
TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
     $312,000,000                                                  $62,400
================================================================================
 * Calculated solely for purposes of determining the filing fee, based upon the purchase of 8,000,000 shares at the maximum tender offer price per share of $39.00.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $62,400             Filing Party: St. Jude Medical, Inc.
Form or Registration No.: Schedule 13E-4          Date Filed: February 12, 1998

     This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated February 12, 1998 relating to the tender offer by St. Jude Medical, Inc., a Minnesota corporation (the "Company"), to purchase up to 8,000,000 shares of its common stock, par value $.10 per share (the "Shares"), including the associated Preferred Stock Purchase Rights, at prices, net to the seller in cash, not in excess of $39.00 nor less than $32.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents were filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 2 is hereby supplemented and amended as follows:

     (a)-(b) The funds necessary to purchase the Shares pursuant to the Offer were obtained through a $150,000,000 364 Day Credit Agreement (the "364 Day Credit Agreement") dated as of March 16, 1998 among St. Jude Medical, Inc., Pacesetter, Inc., Bank of America National Trust and Savings Association, as Administrative Agent, Credit Suisse First Boston Corporation, as Syndication Agent, The First National Bank of Chicago, as Documentation Agent, and the other financial institutions party thereto, arranged by BancAmerica Robertson Stephens, and a $350,000,000 5 Year Credit Agreement (the "5 Year Credit Agreement" and together with the 364 Day Credit Agreement, the "Credit Agreements") dated as of March 16, 1998 among St. Jude Medical, Inc., Pacesetter, Inc., Bank of America National Trust and Savings Association, as Administrative Agent, Credit Suisse First Boston Corporation, as Syndication Agent, The First National Bank of Chicago, as Documentation Agent, and the other financial institutions party thereto, arranged by BancAmerica Robertson Stephens. All information required by this Item 2 is set forth in the description of the Commitment Letter contained in "Section 10. Source and Amount of Funds" of the Offer to Purchase and is incorporated herein by reference. The terms of the Credit Agreements do not differ materially from the information set forth in the Offer to Purchase. The Credit Agreements are attached hereto as Exhibits (b)(2) and (b)(3) and are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION

Item 8(e) is hereby supplemented and amended as follows:

     On March 13, 1998, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 Midnight, New York City time, on March 12, 1998. On March 20, 1998, the Company issued a press release announcing the final results of the Offer pursuant to which the Company purchased 8,000,000 Shares at a price of $38.00 per Share. The Shares purchased pursuant to the Offer represent approximately 8.7% of the 91,940,672 Shares outstanding as of February 10, 1998. The press releases are attached hereto as Exhibits (a)(10) and (a)(11) and are incorporated herein by reference.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

(a)(10) Form of Press Release issued by the Company dated March 13, 1998.
(a)(11) Form of Press Release issued by the Company dated March 20, 1998.
(b)(2) $150,000,000 364 Day Credit Agreement dated as of March 16, 1998 among St. Jude Medical, Inc., Pacesetter, Inc., Bank of America National Trust and Savings Association, as Administrative Agent, Credit Suisse First Boston Corporation, as Syndication Agent, The First National Bank of Chicago, as Documentation Agent, and the other financial institutions party thereto, arranged by BancAmerica Robertson Stephens.

(b)(3) $350,000,000 5 Year Credit Agreement dated as of March 16, 1998 among St. Jude Medical, Inc., Pacesetter, Inc., Bank of America National Trust and Savings Association, as Administrative Agent, Credit Suisse First Boston Corporation, as Syndication Agent, The First National Bank of Chicago, as Documentation Agent, and the other financial institutions party thereto, arranged by BancAmerica Robertson Stephens

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    St. Jude Medical, Inc.


Dated: March 26, 1998               By: /s/ Robert E. Munzenrider
                                        -------------------------
                                        Robert E. Munzenrider
                                        Vice President, Finance and
                                        Chief Financial Officer

                               INDEX TO EXHIBITS

ITEM    DESCRIPTION                                                         PAGE
----    -----------                                                         ----

(a)(10) Form of Press Release issued by the Company dated
        March 13, 1998.............................................
(a)(11) Form of Press Release issued by the Company dated
        March 20, 1998.............................................
(b)(2)  $150,000,000 364 Day Credit Agreement dated as of
        March 16, 1998 among St. Jude Medical, Inc.,
        Pacesetter, Inc., Bank of America National Trust
        and Savings Association, as Administrative Agent,
        Credit Suisse First Boston Corporation, as
        Syndication Agent, The First National Bank of
        Chicago, as Documentation Agent, and the other
        financial institutions party thereto, arranged by
        BancAmerica Robertson Stephens............................
(b)(3)  $350,000,000 5 Year Credit Agreement dated as of
        March 16, 1998 among St. Jude Medical, Inc.,
        Pacesetter, Inc., Bank of America National
        Trust and Savings Association, as Administrative
        Agent, Credit Suisse First Boston Corporation,
        as Syndication Agent, The First National Bank of
        Chicago, as Documentation Agent, and the other
        financial institutions party thereto, arranged by
        BancAmerica Robertson Stephens............................